                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 3

                          AXIS CAPITAL HOLDINGS LIMITED
                                (Name of Issuer)

                   Common Shares, par value $0.0125 per share
                         (Title of Class of Securities)

                                   G0692U 10 9
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. G0692U 10 9

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Trident II, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER
                    None
  Number of    -----------------------------------------------------------------
   Shares      6.   SHARED VOTING POWER
Beneficially        30,624,987(a)
  Owned by     -----------------------------------------------------------------
    Each       7.   SOLE DISPOSITIVE POWER
  Reporting         None
Person With    -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER
                    30,624,987
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     30,624,987
--------------------------------------------------------------------------------
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             [X]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     18.3%(a)
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------

(a) Under the bye-laws of AXIS Capital Holdings Limited, the voting power of common shares held by any shareholder shall be adjusted to the extent necessary so that no shareholder has more than 9.5% of the voting power. Accordingly, the filing person may not have voting power with respect to all of the shares beneficially owned by such person.

CUSIP NO. G0692U 10 9

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Trident Capital II, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER
                    None
  Number of    -----------------------------------------------------------------
   Shares      6.   SHARED VOTING POWER
Beneficially        30,624,987(a)
  Owned by     -----------------------------------------------------------------
    Each       7.   SOLE DISPOSITIVE POWER
  Reporting         None
Person With    -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER
                    30,624,987
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     30,624,987
--------------------------------------------------------------------------------
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             [X]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     18.3%(a)
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------

(a) Under the bye-laws of AXIS Capital Holdings Limited, the voting power of common shares held by any shareholder shall be adjusted to the extent necessary so that no shareholder has more than 9.5% of the voting power. Accordingly, the filing person may not have voting power with respect to all of the shares beneficially owned by such person.

CUSIP NO. G0692U 10 9

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Marsh & McLennan Capital Professionals Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER
                    None
  Number of    -----------------------------------------------------------------
   Shares      6.   SHARED VOTING POWER
Beneficially        857,000(a)
  Owned by     -----------------------------------------------------------------
    Each       7.   SOLE DISPOSITIVE POWER
  Reporting         None
Person With    -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER
                    857,000
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     857,000
--------------------------------------------------------------------------------
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             [X]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     0.6%(a)
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------

(a) Under the bye-laws of AXIS Capital Holdings Limited, the voting power of common shares held by any shareholder shall be adjusted to the extent necessary so that no shareholder has more than 9.5% of the voting power. Accordingly, the filing person may not have voting power with respect to all of the shares beneficially owned by such person.

CUSIP NO. G0692U 10 9

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Marsh & McLennan Employees' Securities Company, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER
                    None
  Number of    -----------------------------------------------------------------
   Shares      6.   SHARED VOTING POWER
Beneficially        862,386(a)
  Owned by     -----------------------------------------------------------------
    Each       7.   SOLE DISPOSITIVE POWER
  Reporting         None
Person With    -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER
                    862,386
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     862,386
--------------------------------------------------------------------------------
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             [X]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     0.6%(a)
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------

(a) Under the bye-laws of AXIS Capital Holdings Limited, the voting power of common shares held by any shareholder shall be adjusted to the extent necessary so that no shareholder has more than 9.5% of the voting power. Accordingly, the filing person may not have voting power with respect to all of the shares beneficially owned by such person.

CUSIP NO. G0692U 10 9

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Stone Point Capital LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER
                    None
  Number of    -----------------------------------------------------------------
   Shares      6.   SHARED VOTING POWER
Beneficially        31,481,987(a)
  Owned by     -----------------------------------------------------------------
    Each       7.   SOLE DISPOSITIVE POWER
  Reporting         None
Person With    -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER
                    None
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     31,481,987
--------------------------------------------------------------------------------
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             [X]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     18.8%(a)
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------

(a) Under the bye-laws of AXIS Capital Holdings Limited, the voting power of common shares held by any shareholder shall be adjusted to the extent necessary so that no shareholder has more than 9.5% of the voting power. Accordingly, the filing person may not have voting power with respect to all of the shares beneficially owned by such person.

CUSIP NO. G0692U 10 9

ITEM 1(a) NAME OF ISSUER:

     AXIS Capital Holdings Limited (the "Company")

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     106 Pitts Bay Road
     Pembroke, HM 08
     Bermuda

ITEM 2(a) NAMES OF PERSON FILING:

     Trident II, L.P.
     Trident Capital II, L.P.
     Marsh & McLennan Capital Professionals Fund, L.P.
     Marsh & McLennan Employees' Securities Company, L.P.
     Stone Point Capital LLC

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

For:
Trident II, L.P.
Trident Capital II, L.P.
Marsh & McLennan Capital Professionals Fund, L.P.
Marsh & McLennan Employees' Securities Company, L.P.
c/o Maples & Calder, Ugland House, Box 309
South Church Street, Georgetown
Grand Cayman, Cayman Islands

For:
Stone Point Capital LLC
20 Horseneck Lane
Greenwich, CT 06830

ITEM 2(c) CITIZENSHIP:

     Trident II, L.P. - Cayman Islands
     Trident Capital II, L.P. - Cayman Islands
     Marsh & McLennan Capital Professionals Fund, L.P. - Cayman Islands Marsh & McLennan Employees' Securities Company, L.P. - Cayman Islands Stone Point Capital LLC - United States

ITEM 2(d) TITLE OF CLASS OF SECURITIES:

     Common Shares, par value $0.0125 per share

ITEM 2(e) CUSIP NUMBER:

     G0692U 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR
     (c), CHECK WHETHER THE PERSON FILING IS A:

     Not applicable.

ITEM 4. OWNERSHIP

     Trident II, L.P. ("Trident II") is the direct beneficial owner of 13,706,675 common shares of the Company ("common shares") and warrants to purchase 16,918,312 common shares. The warrants are currently exercisable at the price of $12.50 per share, subject to adjustment in accordance with applicable anti-dilution provisions contained therein, and expire on November 20, 2011.

     The sole general partner of Trident II is Trident Capital II, L.P. ("Trident GP"). As the general partner, Trident GP holds voting and investment power with respect to the securities of the Company that are, or may be deemed to be, beneficially owned by Trident II. The manager of Trident II is Stone Point Capital LLC ("Stone Point"), and the members of Stone Point are Charles A. Davis, Meryl D. Hartzband, James D. Carey, Nicolas D. Zerbib and David J. Wermuth. In its role as manager, Stone Point has delegated authority to exercise voting rights of common shares on behalf of Trident II but does not have any power with respect to disposition of common shares held by Trident II. For any portfolio investment where Trident II controls 10% or more of the voting power of such portfolio company, Stone Point does not have discretion to exercise voting rights on behalf of Trident II without first receiving direction from the Investment Committee of Trident GP or a majority of the general partners of Trident GP.

     The general partners of Trident GP are four single member limited liability companies that are owned by individuals who are members of Stone Point(Messrs. Davis, Carey and Wermuth and Ms. Hartzband).

     Each of the single member limited liability companies that is a general partner of Trident GP has disclaimed beneficial ownership of the common shares and warrants that are, or may be deemed to be, beneficially owned by Trident II, except to the extent of their individual pecuniary interest therein. Stone Point also has disclaimed beneficial ownership of the common shares and warrants that are, or may be deemed to be, beneficially owned by Trident II. This report shall not be construed as an admission that the Reporting Persons are the beneficial owners of such securities for any purpose.

     Marsh & McLennan Capital Professionals Fund, L.P. ("Trident PF") and Marsh & McLennan Employees' Securities Company, L.P. ("Trident ESC") have agreed with Trident II that (i) Trident ESC will divest its holdings in the Company only in parallel with Trident II, (ii) Trident PF will not dispose of its holdings in the Company before Trident II disposes of its interest, and (iii) to the extent that Trident PF elects to divest of its interest in the Company at the same time as Trident II, Trident PF will divest its holdings in the Company in parallel with Trident II. As a result of this agreement, Trident II may be deemed to beneficially own 769,594 common shares directly held by Trident PF and Trident ESC and warrants to purchase 949,792 common shares held by Trident PF and Trident ESC, and Trident PF and Trident ESC may be deemed to beneficially own 13,706,675 common shares directly held by Trident II and warrants to purchase 16,918,312 common shares held by Trident II. The warrants are currently exercisable at the price of $12.50 per share, subject to adjustment in accordance with applicable anti-dilution provisions contained therein, and expire on November 20, 2011. Trident II disclaims beneficial ownership of the common shares and warrants that are, or may be deemed to be, beneficially owned by

Trident PF and Trident ESC, and Trident PF and Trident ESC each disclaims beneficial ownership of the common shares and warrants that are, or may be deemed to be, beneficially owned by Trident II. Trident PF and Trident ESC are not affiliated and each disclaims beneficial ownership of the common shares and warrants that are, or may be deemed to be, beneficially owned by the other.

     The sole general partner of Trident PF is a company controlled by individuals who are members of Stone Point. The sole general partner of Trident ESC is a company that is a wholly-owned subsidiary of Marsh & McLennan Companies, Inc. Stone Point has been granted a limited power of attorney by the sole general partner of Trident ESC which, among other things, gives Stone Point authority to execute this filing on behalf of Trident ESC. A copy of this power of attorney is attached as Exhibit A hereto.

     Trident II, Trident PF and Trident ESC are parties to a shareholders agreement which grants such parties certain registration rights, tag-along rights with respect to proposed sales of 20% or more of the outstanding common shares by a shareholder (or group of shareholders) and certain information rights with respect to the Company. The shareholders agreement is filed as
Exhibit 10.1 to the Company's S-1 Registration Statement (Registration No. 333-103620).

     The information in items 5 through 9 and item 11 on the cover pages to this
Schedule 13G/A is hereby incorporated by reference.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

     Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     See Exhibit B.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

     Not Applicable.

ITEM 10. CERTIFICATION.

     Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 10, 2006

                                       TRIDENT II, L.P.

                                       By: Trident Capital II, L.P.,
                                           its sole general partner

                                       By: CD Trident II, LLC, a general partner


                                       By: /s/ David J. Wermuth
                                           -------------------------------------
                                       Name: David J. Wermuth
                                       Title: Vice President


                                       TRIDENT CAPITAL II, L.P.

                                       By: CD Trident II, LLC, a general partner


                                       By: /s/ David J. Wermuth
                                           -------------------------------------
                                       Name:  David J. Wermuth
                                       Title: Vice President


                                       STONE POINT CAPITAL LLC


                                       By: /s/ David J. Wermuth
                                           ------------------------------------
                                       Name: David J. Wermuth
                                       Title: Principal


                                       MARSH & MCLENNAN CAPITAL PROFESSIONALS
                                       FUND, L.P.

                                       By: Stone Point GP Ltd.,
                                           its sole general partner


                                       By: /s/ David J. Wermuth
                                           -------------------------------------
                                       Name: David J. Wermuth
                                       Title: Secretary


                                       MARSH & MCLENNAN EMPLOYEES' SECURITIES
                                       COMPANY, L.P.

                                       By: Marsh & McLennan GP I, Inc.,
                                           its sole general partner

                                       By: Stone Point Capital LLC,
                                           agent/attorney-in-fact


                                       By: /s/ David J. Wermuth
                                           -------------------------------------
                                       Name: David J. Wermuth
                                       Title: Principal